Tombstone Exploration Corporation

6529 E Friess Drive

Scottsdale, Arizona, 85254

Office (480) 588-8920

January 31, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance,

Office of Energy & Transportation

100 F Street N.E.

Washington DC 20549

Re:	Tombstone Exploration Corporation
Form 20-F for the fiscal year ended December 31, 2021
Filed June 29, 2022
File No. 000-29922

Dear Messrs. Schuler & Arakawa:

Tombstone Exploration Corporation (the “Company”), a Canadian Federal Corporation (the “Company”), has received and reviewed your letter December 14, 2022, pertaining to the Company’s Form 20-F for the Fiscal Year Ended December 31, 2021, as filed with the Securities & Exchange Commission (the “Commission”) on June 29, 2022.

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated December 14, 2022.

Form 20-F for the fiscal year ended December 31, 2021

Risks Associated with Mining, page 5

1. We note you reference Industry Guide 7 in this section and elsewhere in your filing. Please note that Industry Guide 7 has been replaced by Section 1300 of Regulation S-K. Please change your references and make the appropriate changes in your filing to comply with Section 1300 of Regulation S-K.

RESPONSE: We have amended the Filing accordingly, in both the above referenced section and throughout the filing as was necessary.

The Bonanza Project, page 11

2. Summary disclosure includes the disclosure of all properties, which includes both your material and non-material properties pursuant to Item 1303(a) of Regulation S-K. Please revise this section of your filing to include the required information under Item 1303(b) of Regulation S-K for all your properties and disclose how you determined which of your properties are material.

RESPONSE: We have amended and revised the Filing, please see page 10 of the Filing for our response.

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3. We also note your individual property disclosure is incomplete. Please modify your filing to provide complete individual property disclosure as required by Item 1304(b) of Regulation S-K.

RESPONSE: We have amended the Filing to include a complete disclosure of our individual properties pursuant to Item 1304(b) of Regulation S-K; please see page 13 of the Filing accordingly.

4. We note your disclosure of an estimated tonnage, grade, and metallurgical recovery for your dump/tails heap leach operation. Please disclose the source of this information, comment on the accuracy of the estimate, and provide addition detail in regards to volumetric calculations, sampling, and metallurgical testing. In addition, please state whether this tonnage and grade estimate is a resource, reserve, or an exploration target.

RESPONSE: We have amended the Filing to include the following paragraph, please see page 11 of the Filing:

“Gold was discovered in the Harquahala area in 1862. There were a reported 120,560 ounces of gold from the mine from 1891 to 1929. Grades of gold were reported to be over an ounce per ton of gold from the Bonanza mine. The disclosure of the estimates set forth herein, including, but not limited to, volumetric calculations, sampling, and metallurgic testing are derived directly from the “Technical Report on the Preliminary Economic Assessment of the Harquahala Project, La Paz County, Arizona” (the “Technical Report”) which was last updated June 2018, (a copy of which is included as an exhibit 96.1 to this Report). We believe these estimations are accurate and that all tonnage and grade estimations are exploration targets. The TR was prepared on behalf of the Company by Todd S Fayram, Qualified Person of Continental Metallurgical Services, LLC and Peter Mejstrick, Geological Consultant.”

5. We note you refer to an exploration target on your Bonanza Area Claim Block with has defined 250-350k Oz Au target areas and a 1-1.5 MM Oz Au overall potential. Please revise your disclosure to conform to the requirements of Item 1304(g)(5) of Regulation S- K.

RESPONSE: We have amended the Filing to include the following paragraph, please see page 11 of the Filing:

“Note on Exploration Targets: The ranges of potential tonnage and grade (or quality) of the exploration target are conceptual in nature; there has been insufficient exploration of the relevant property or properties to estimate a mineral resource; it is uncertain if further exploration will result in the estimation of a mineral resource; and, (iv) the exploration target therefore does not represent, and should not be construed to be, an estimate of a mineral resource or mineral reserve.”

6. We note you disclose exploration of your property has revealed significant gold and silver reserves, as described in your press release on April 15, 2020. Please make the appropriate resource/reserve disclosure and provide a technical report summary as required by Item 1302(b) of Regulation S-K.

RESPONSE: We have amended the Filing to include the following paragraph, please see page 11 of the Filing:

“Gold was discovered in the Harquahala area in 1862. There were a reported 120,560 ounces of gold from the mine from 1891 to 1929. Grades of gold were reported to be over an ounce per ton of gold from the Bonanza mine. The disclosure of the estimates set forth herein, including, but not limited to, volumetric calculations, sampling, and metallurgic testing are derived directly from the “Technical Report on the Preliminary Economic Assessment of the Harquahala Project, La Paz County, Arizona” (the “Technical Report”) which was last updated June 2018, (a copy of which is included as an exhibit 96.1 to this Report). We believe these estimations are accurate and that all tonnage and grade estimations are exploration targets. The TR was prepared on behalf of the Company by Todd S Fayram, Qualified Person of Continental Metallurgical Services, LLC and Peter Mejstrick, Geological Consultant.”

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Recent Developments on Operations, page 13

7. We note your disclosure in this section of 500,000 tons of already mined material, which has been tested to show upwards of 26,000 – 50,000 oz. of gold. Please state whether this tonnage and grade estimate is a resource, reserve, or an exploration target and provide additional detail in regards to volumetric calculations, sampling, and metallurgical testing.

RESPONSE: We have amended and revised the Filing, please see page 13 of the Filing for our response.

2021 updates, page 14

8. Please report your annual production as required by Item 1303(b)(2)(i) of Regulation S-K. This would include your tonnage and grade placed on the heap leach pad, total quantity of dore with the contained or sales of gold and silver. In addition, please explain why no revenues are reported when Metals Research/Metalor USA received your dore material.

RESPONSE: We have amended the Filing to include the following table and disclosure, please see page 14 of the Filing:

“The table below indicates the aggregate annual production from Bonanza Mine in the last three fiscal years:

Bonanza Mine Production Statistics:
Year	Tonnage	Gold Recovered/Sold (oz)	Silver Recovered/Sold (oz)
2019	Nil	Nil	Nil
2020	Nil	Nil	Nil
2021	25,000	174.105	160.692

The Company owns 40% of the Bonanza Mine which is disclosed in our 20-F Financial Statements and identified in note 3, thereto. The Company has recorded its investment in Bonanza in accordance with ASC 323-10, Investments – Equity Method and Joint Ventures”

The Tombstone Project, page 20

9. We note you report the highest sample results in this section. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

•	Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.
•	Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.
•	Eliminate all disclosure of the highest or best values/grades of sample sets, presenting balanced disclosure of the drill and sampling results
•	Eliminate grades disclosed as “up to” or “as high as” or “ranging from.”
•	Eliminate statements containing grade and/or sample-width ranges.
•	Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
•	Generally, use tables to improve readability of sample and drilling data.
•	Soil samples may be disclosed as a weighted average value over an area.
•	Refrain from reporting single soil sample values.
•	Convert all ppb quantities to ppm quantities for disclosure.
•	Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

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RESPONSE: We have revised the “Tombstone Project” summary in its entirety to clarify that while the Company does own the property, there are currently no operations on the property and that the descriptions included therein are historical in nature. We have removed language relating to mineralization that may have potential economic significance to the Company. Specifically, we have amended the Filing to include the following paragraph, please see page 20 of the Filing:

“The Company has conducted several drilling programs on the Tombstone property in the past, as described in greater detail below. However, the reader is cautioned that the following summaries are historical in nature and that currently the Company is not now and does not have imminent plan to commence material exploration activities on our Tombstone Property. As we own the Tombstone Property, we will continually reassess and evaluate recommencing activities on the property.”

CONCLUSION

In connection with the Company’s responding to the comments set forth in the December 14, 2022, letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Tombstone Exploration Corporation

Dated: January 31, 2023	/s/ Alan Brown
Mr. Alan Brown
Director and Chief Executive Officer (Principal Executive Officer)

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